

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 7, 2013

David L. Faherty, Esq.
Forum Funds II
Three Canal Plaza, Suite 600
Portland, Maine 04101

Re: Forum Funds II (the "Trust")
        File Nos.: 333-188521, 811-22842

Dear Mr. Faherty:

        The staff has reviewed the Trust's registration statement filed on Form N-1A under the Securities Act of the 1933 and the Investment Company Act of 1940 ("1940 Act" or "Act"), on May 10, 2013, to register the Phocas Real Estate Fund (the "Fund"). We have the following comments.

Prospectus

> **General**

1.   The prospectus and Statement of Additional Information ("SAI") use phrases that imply, or state, that the Fund may invest in other types of securities that are not disclosed. For example, in describing the Fund's principal investments, the prospectus summary discloses that the Fund may "invest in *other* commercial real estate-oriented companies . . . *such as* offices. . . ." (Emphasis added.) Please revise the disclosure to indicate all principal investments and related risks of the Fund.

> **Front Cover Page**

2.   We note the "red herring" disclosure in this section. Please inform the staff whether the Fund will or is circulating the preliminary prospectus to potential investors or others prior to filing a pre-effective amendment in response to staff comments, and whether recirculate of the preliminary prospectus might be required based on any material changes that will be made.

> **Fees and Expenses**

3.   Certain disclosure in the SAI appears to permit the Fund to leverage to the fullest extent permitted under the 1940 Act (in this regard, please see comment 29 below). Does the fee

table include all leverage expenses the Fund expects to incur during the next 12 months? Based on your responses, we may have additional comments.

4.	The disclosure in the second footnote indicates that the net annual fund operating expenses in the fee table have been restated to reflect the estimated expenses for the Fund's current fiscal year. Please include disclosure in this sentence to explain that such changes were made to account for contractual differences from the prior year. Please explain in your response letter if any additional changes were made, the extent of such changes, and why you believe such changes are appropriate.

5.	Please confirm to the staff that a separate Acquired Fund Fees and Expenses sub-caption is not required in the fee table because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount will be included in "other" expenses, or revise the table accordingly. *See* Instruction 3(f)(i) to Item 3 of Form N-1A.

Principal Investment Strategies

6.	Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly (*e.g.*, leverage, if applicable). *See* Items 4 and 9 of Form N-1A. In particular, please confirm that each type of REIT in which the Fund may invest is disclosed, along with all attendant risks, or revise the disclosure accordingly. We note that the Item 9 disclosure mentions hybrid REITs, however, item 4 is silent regarding these instruments. Please rectify these inconsistencies. Further, confirm that the Fund uses conforming language to describe its investments, or revise the disclosure accordingly.

7.	The 80% test indicates that the Fund invests at least 80% of its net assets . . . in equity real estate investment trusts ("REITS") and . . . other *commercial* real estate-oriented companies. . . ." (Emphasis added.) Given the Fund's name and the commercial reference, are the referenced equity real estate investment trusts exclusively of a commercial nature? Please revise or clarify the disclosure as needed.

8.	Does the Fund have a 20% investment basket? If yes, please summarize in Item 4, all principal strategies within that 20% basket. In this regard, we note that the last sentence of the first paragraph indicates that the adviser seeks to minimize the Fund's exposure to "mortgage REITS." Also, the penultimate sentence refers to the Fund's investments in "securitized commercial real estate vehicles." Will these "vehicles," as well as mortgage REITS, be part of the Fund's 20% investment basket? If not, please explain how these "vehicles" and mortgage REITS may be a part of the Fund's 80% strategy, given the disclosure indicating that only "equity" REITs will be in the 80% basket. What are the maximum percentages the Fund may invest in mortgage REITS and "securitized commercial real estate vehicles?" Explain these instruments, including how they have economic characteristics similar to real estate securities.

9.	Please indicate the types of equity securities, (*e.g.*, common stock and preferred stock) issued by the domestic issuers and foreign issuers in which the Fund may invest, as well as all applicable capitalization sizes.

10.   If the Fund may own real estate directly, please disclose this, along with all attendant risks.

11.   Please disclose that the Fund will be concentrated (*i.e.*, invest 25% or more of its net assets) in the real estate industry. Also, to avoid confusion with the meaning of the term concentration as it applies to Sections 8(b) and 13(a) of the 1940 Act, please revise the term in the penultimate paragraph indicating that the adviser "concentrates" to some other descriptive, (*e.g.*, "focuses").

12.   Please clarify, in plain English, the disclosure indicating that the Adviser will "seek to . . . minimize exposure to what the Advisor believes are the riskiest real estate sectors. . . ."

Principal Investment Risks

13.   Please confirm that all of the risks of the Fund's investments are summarized in this section or revise accordingly. In this regard, please add paragraphs discussing capitalization risks, mortgage REITs risks, and credit risks.

14.   Please confirm that if an investment will or may cause the Fund to be subjected to duplicative fees and expenses risk, that risk is disclosed for all related investments or revise the disclosure accordingly. For example, provide a general statement clarifying that REITS have fees which the Fund will incur, and, thus, the Fund's shareholders will bear indirectly. Also, explain that shareholders may invest in REITS directly and, thus, avoid such duplicative fees.

Real Estate and REIT Concentration Risk

15.   Please revise the equity risk paragraph to summarize the risks of each applicable equity security, *e.g.*, common stocks.

16.   Please revise this paragraph to address, in summary form, all of the various applicable investments of the Fund that give rise to concentration risk, rather than focusing on just the "securitized commercial real estate sector."

17.   The disclosure indicates that the Fund invests "principally in the securitized commercial real estate sector." Please clarify this in the Item 4 strategy summary.

Performance Information

18.   In the first paragraph, in the penultimate sentence, please revise the phrase, "compares to the S&P 500 Index and the NAREIT Equity Index," to the phrase, 'compare with those of a broad measure of market performance." *See* Item 4 of form N-1A. Also, please include the disclosure required by Instruction 2(b) to Item 4.

General Information

19.   The first paragraph indicates that "[u]nder unusual circumstances, such as in the case of an emergency, the Fund may calculate its NAV and accept and process shareholder orders when the NYSE is closed." In plain English, please explain in greater detail, such "unusual

circumstances" and indicate the legal authority permitting the Fund to take the measures described in this paragraph.

20.   In the fourth paragraph, the Fund explains that it reserves the right to refuse any purchase request. . . ." Please disclose the maximum amount of time the Funds will take to inform an investor that their purchase order is being "refused." It would seem that if a shareholder is not priced in at the next determined NAV, there has been a rejection of the shareholder's purchase.

When and How NAV is Determined

21.   The fourth paragraph indicates that the "Board has delegated day-to-day responsibility for fair valuation determinations in accordance with the [Board's] procedures to a Valuation Committee." Please revise this disclosure to indicate that the Committee, in making these fair valuation determinations, does so under the Board's supervision.

Transactions Through Financial Intermediaries

22.   The second paragraph indicates that '[a]ll orders to purchase or sell shares are processed as of the next NAV calculated after the order has been received in good order by a financial intermediary. Orders are accepted until the close of trading on the NYSE every business day (normally 4:00 p.m., Eastern Time) and are processed, including by financial intermediaries, at that day's NAV. To ensure that this occurs, the financial intermediaries are responsible for transmitting all orders to the Fund in compliance with their contractual deadlines." The last sentence of this paragraph appears to indicate that a shareholder who provides their designated financial intermediary with their purchase order or redemption request by 4:00 PM, still may not receive that day's NAV. If this is so, please explain how this does not run afoul of Rule 22c-1.

Disclosure of Portfolio Holdings

23.   If applicable, please disclose that the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities are available on the Fund's website. *See* item 9(d)(ii) of Form N-1A.

SAI

Investment Policies and Risks

24.   With respect to SAI sections that discuss the Fund's strategies and risks, please confirm to the staff that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly (*e.g.*, insert headings to differentiate them). Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal

investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus. For example, if the Fund will engage in derivatives as a principal investment strategy, revise the Item 4 disclosure accordingly.

25.   Inasmuch as the Fund may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Based upon your response, we may have additional comments.

Borrowing

26.   Please conform the language in this section to that in the first fundamental restriction, which indicates that borrowings will be from a bank. *See* Section 18(f)(1) of the Act, which prohibits an open-end investment company from issuing any class of senior security, or selling any class of senior security of which it is the issuer, except that the investment company may borrow from a bank provided that immediately after any such borrowing there is asset coverage of at least 300% for all of its borrowings.

Investment Limitations

27.   Please revise the "Fundamental Limitations" introductory paragraph to indicate that the Fund is prohibited from engaging in the activities described in the investment limitations, except as noted in the limitations. (*e.g.*, except as noted below, the Fund may not).

28.   Please revise the last paragraph, immediately preceding the heading "Fundamental Limitations," to explain that the Fund also continuously monitors its holding in illiquid securities.

29.   The first fundamental limitation indicates that "the Fund may borrow from banks in amounts not exceeding 30%." Later in the text, the disclosure following the third operating policy appears to indicate that the Fund may borrow from banks to the full extent permitted under the 1940 Act, which would exceed the Fund's fundamental restriction of 30%. Please reconcile these disclosures.

30.   We note that the Fund identifies its concentration limitation as a non-fundamental operating policy. Please revise the disclosure to indicate the Fund's concentration policy as a fundamental policy. *See* Sections 8(b)(1) and 13(a)(3) of the Act.

31.   If the Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this non-fundamental policy and state fully how and when the Fund will engage in those policies. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowing. We note that any such amount should not

exceed one-third of the Fund's total assets. *See* Section 18 of the Act. *See also Salomon Brothers* (pub. avail. May 4, 1975).

Portfolio Holdings

32. The disclosure indicates that the "Advisor has regular and continuous access to the Fund's portfolio holdings. In addition, the Administrator, the Custodian, the Distributor, and the Fund Accountant, as well as independent auditors, proxy voting services, mailing services, and financial printers *may have* access to the Fund's nonpublic portfolio holdings information on an ongoing basis." (Emphasis added.) If the Fund has any current ongoing arrangements with its service providers, or others, under which nonpublic information about the Fund's portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. *See* paragraph (f)(2) of Item 16 of Form N-1A. Also, revise the disclosure to identify in a clearer manner those entities that may authorize disclosure of the Fund's non-public portfolio securities to the entities listed in the SAI. *See* paragraph (f)(1)(v) of Item 16 of Form N-1A. If accurate, please clarify that the adviser, on behalf of the Fund and acting pursuant to the Fund's policies and procedures, provides information to certain entities on a continuous daily basis, and specify the entities.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

/s/ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review Office